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August 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn:	Office of Investment Regulation

Division of Investment Management

Re:	Horizon Technology Finance Corporation Request to Withdraw

Application for Exemptive Relief, File No. 812-15466, filed on May 11, 2023

Ladies and Gentlemen:

On behalf of Horizon Technology Finance Corporation and the other applicants (collectively, the “Applicants”), we request the withdrawal of the application for an order to amend a prior order pursuant to sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act, File No. 812-15466, filed on May 11, 2023 (the “Application”).

The Applicants believe that withdrawal of the Application is consistent with the public interest and the protection of investors. It is our understanding that this request for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any questions, please contact the undersigned at (617) 728-7120 (or by email at thomas.friedmann@dechert.com). Thank you for your attention to this matter.

Sincerely,

/s/ Thomas Friedmann

Thomas Friedmann

cc:	Robert D. Pomeroy Jr., Horizon Technology Finance Management LLC Thomas J. Friedmann, Dechert LLP